Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three and nine months ended September 30, 2012 and 2011

General

This Management’s Discussion and Analysis, or “MD&A”, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, including the notes thereto, for the three and nine months ended September 30, 2012 and 2011 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standards Board, and the annual financial statements and MD&A for the year ended December 31, 2011.  This MD&A has taken into account information available up to and including November 6, 2012. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

OVERVIEW

Lake Shore Gold is a gold mining company that is in production and is pursuing rapid growth through the continued advancement of the Company’s three wholly owned gold complexes located in the century-old Timmins Gold Camp of Northern Ontario. The Company has a current workforce of approximately 800 employees and contractors.

At the Timmins West Complex, the Company is in commercial production at the Timmins West Mine (including the Timmins Deposit and adjacent Thunder Creek Deposit) and is evaluating the Gold River Trend project, where an updated resource was released early in 2012, as well as the 144 exploration property. On the east side of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine, where commercial production commenced effective January 1, 2012. The Bell Creek Complex also hosts a number of exploration properties, including Vogel, Marlhill, Wetmore and others. The Company’s third gold complex is the The Fenn-Gib project, located approximately 60 kilometres east of Bell Creek along the eastern extension of the Destor Porcupine and Pipestone fault zones. Fenn-Gib is a potential large-scale, open-pit gold project with a significant resource and excellent potential for further growth.

The Company’s central mill has a current operating capacity of 2,000 tonnes per day and is processing ore from the Timmins West Mine and Bell Creek Mine. An expansion of the mill to a capacity of 3,000 tonnes per day is being completed in stages, with a production rate of 2,500 tonnes per day to be achieved during November 2012 and 3,000 tonnes per day targeted during the second quarter of 2013.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

Effective January 1, 2012 both the Timmins West Mine, including the Timmins Deposit and Thunder Creek Deposit, and Bell Creek Mine are in commercial production. During the third quarter and first nine months of 2011, only the Timmins Deposit of Timmins West Mine was in commercial production.

Third Quarter 2012 Highlights

•                  Produced 20,939 ounces (recovered), an 11% increase from the 18,833 ounces processed during the third quarter of 2011; with a total of 20,665 ounces poured during the third quarter, and 20,450 ounces sold at an average price of US$1,665 per ounce.

•                  Processed 193,999 tonnnes during the third quarter 2012 at an average grade of 3.5 grams per tonne. The average grade for the quarter was below planned levels largely due to the advancement of lower-grade areas of the Timmins West Mine, mainly at Thunder Creek, as a result of taking additional time to increase the drill density in certain high-grade areas of the UM Complex at Timmins Deposit, including some areas not included in the reserve.

•                  Produced 62,047 ounces (recovered) in the nine months ended September 30 (537,723 tonnes grading 3.7 grams per tonne); 61,143 ounces were poured and 63,839 ounces were sold at an average price of US$1,649 per ounce. The Company remains on track to achieve its 2012 production guidance of pouring over 85,000 ounces of gold.

•                  Achieved record quarterly mill performance in the third quarter of 2012 with throughput averaging 2,108 tonnes per day and an average quarterly recovery rate of 97.1%.

•                  Reported cash operating cost* per tonne during the third quarter and nine months ended September 30, 2012 of $105 and $112, respectively. Cash operating cost* per ounce sold was US$985 for the third quarter and US$970 for the nine months ended September 30, 2012 (US$1,016 and US$997 after royalties, respectively).

•                  Strengthened the Company’s balance sheet by completing a credit facility with Sprott Resource Lending Partners (“Sprott”) for up to $70.0 million with $35.0 million from a gold-linked note drawn on July 16, 2012; issuing Convertible Unsecured Debentures (the “Convertible Debentures”) for an aggregate principal amount of $103.5 million; and repaying a US$50.0 million credit facility with UniCredit Bank AG (“UniCredit).

•                  Remained on track with the 2012 capital program, with capital expenditures for the first nine months of 2012 totaling $124.2 million with an additional $7.6 million of expenditures for exploration. The Company’s capital expenditures in 2012 are focused on increasing processing capacity and completing development and drilling at Timmins West Mine to support a 3,000 tonne per day mining rate and higher, more consistent grades.

•                  Advanced development, ore delineation and stope preparation work during first nine months of 2012 with capital program on track to position the Company for higher levels of production in 2013.

•                  8,051 metres of total capital development completed (6,820 metres at Timmins West Mine and 1,231 metres at Bell Creek Mine)

•                  106,000 metres of definition and delineation drilling completed (85,000 metres at Timmins West Mine and 21,000 metres at Bell Creek Mine).

•                  Achieved exploration success at Timmins West Mine, including intersecting high-grade mineralization outside the existing resource around the 750 metre level at Timmins Deposit (7.5 grams per tonne over 21.0 metres, 7.3 grams per tonne over 17.1 metres and 10.3 grams per tonne over 39.5 metres, including 58.0 grams per tonne over 3.0 metres). At Thunder Creek, high-grade mineralization was intersected 50 metres west of the existing resource at the 765 metre level, including 15.8 grams per tonne over 5.8 metres, 10.5 grams per tonne over 3. metres and 6.8 grams per tonne over 5.7 metres.

•                  Intersected high-grade mineralization in the North A Deep Zone at Bell Creek below the 600 metre level, confirming the Zone’s mineralized structure and orientation (intercepts included: 7.4 grams per tonne over 5.8 metres; 7.3 grams per tonne over 6.0 metres; 10.6 grams per tonne over 4.5 metres; 3.1 grams per tonne over 11.5 metres and 6.9 grams per tonne over 9.2 metres).

•                  Reported cash earnings from mine operations for the third quarter of 2012 of $13.2 million, up from $9.1 million for the third quarter of 2011. Cash earnings from mine operations for the first nine months of 2012 totaled $39.4 million, up from $23.0 million during the first nine months of 2011.

•                  Net loss for the third quarter and first nine months of 2012 were $10.8 million and $15.7 million, respectively (or $0.03 and $0.04 per common share, respectively), compared to net loss of $5.2 million and $5.4 million, respectively, for the same periods in 2011 ($0.01 per common share for both periods). The increase in net loss for both periods largely reflected non-cash items, including higher depreciation and depletion costs as well as a one-time write down of the Company’s investment in Northern Superior Resources Inc. in the third quarter 2012 and a mark-to-market loss during the quarter related to an embedded derivative on the Company’s $35 million gold-linked note with Sprott.

*Denotes a non-GAAP measure. See “non-GAAP” measures on page 15 of this MD&A.

Financial Overview

	Three months ended September 30,		Nine months ended September 30,
(In $’000 except the per share amounts)	2012	2011	2012	2011

Commercial gold sales (ounces)	20,450	11,054	59,802	34,467
Realized gold price (US$ per ounce)	1,665	1,726	1,649	1,501
Exchange rate ($ to US$)	1.01	1.02	1.00	1.02
Revenue ($’000)	$33,734	$18,763	$99,036	$51,473
Cash cost of sales*	$(20,584)	$(9,703)	$(59,636)	$(28,454)
Cash earnings from mine operations*	$13,150	$9,060	$39,400	$23,019
Depreciation, depletion and share based payments	(10,577)	(4,559)	(32,372)	(14,441)
Earnings from mine operations	$2,573	$4,501	$7,028	$8,578
Net loss	$(10,771)	$(5,169)	$(15,706)	$(5,416)
Net loss per share - basic and diluted	$(0.03)	$(0.01)	$(0.04)	$(0.01)

* Denotes a non-GAAP measure. See “Non-GAAP measures” on page 15 of this MD&A

OUTLOOK

Over the next six months, Lake Shore Gold is focused on completing extensive capital programs at the Timmins West Mine and its milling facility that will position the Company for strong production growth in 2013. The Company’s 50% mill expansion is being completed in stages, with processing capacity on track to increase to 2,500 tonnes per day by later this month and then to 3,000 tonnes per day during the second quarter of 2013. The Company continues to target full-year 2012 production of over 85,000 ounces poured. Cash cost per tonne in 2012 is tracking better than expected levels. Cash cost per ounce sold for the year is now expected to average over US$875, largely reflecting lower than expected grades during the third quarter of the year.

Total capital spending for first nine months of 2012 totaled $124.2 million with an additional $7.6 million of spending on exploration. The Company remains on track to complete its capital program in 2012 with total spending for the year estimated at $170-$175 million.

As of November 6, 2012, the Company had cash and cash equivalents and gold bullion inventory of approximately $76 million as well as an additional $35.0 million of liquidity from the Sprott credit facility (through a standby line of credit). Based on its current liquidity position and anticipated cash flow to the end of the year, the Company is positioned to finance the completion of the capital phase of the Timmins West Mine, including the Bell Creek Mill expansion. (All cash flow and other financial projections for 2012 are based on an assumed average gold price for the year of US$1,650 per ounce and a C$/US$ exchange rate of 0.98).

GOLD SALES

63,839 ounces sold in the nine months 2012 for total proceeds of $105.7 million

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenues
Commercial gold sales (ounces)	20,450	11,054	59,802	34,467
Realized gold price - all sales ($’s)	$1,650	$1,696	$1,657	$1,473
Revenue ($’000)	$33,734	$18,763	$99,036	$51,473
Add gold sales capitalised in mining interests	$0	$9,358	$6,706	$50,932
Total gold sale proceeds ($’000)	$33,734	$28,121	$105,742	$102,405
Total gold sales (ounces)	20,450	16,570	63,839	69,512

All gold production in 2012 is commercial production as compared to 2011 when the Timmins Deposit was the sole commercial operation for the Company. Commercial gold sales during the nine months ended September 30, 2012 totaled 59,802 ounces for gold revenues of $99.0 million compared to 34,467 ounces of commercial sales for total gold revenues of $51.5 million during the same period in 2011. The increase in gold revenues reflected higher commercial ounces sold as well as a higher average realized price in the first nine months of 2012 with the gold price averaging US$1,649 ($1,657) per ounce compared to US$1,501 ($1,473) per ounce during same period in 2011. The difference between commercial gold sales in the nine months ended September 30, 2012 and total gold sales of 63,839 ounces reflects gold held in inventory at the beginning of the year relating to production at Bell Creek and the Thunder Creek Deposit late in 2011, prior to commercial production commencing at these two deposits. Of total gold sales during the first nine months of 2011, 11,958 ounces related to bullion inventory at the beginning of the year that were not recorded as commercial sales.

Commercial gold sales during the third quarter of 2012 totaled 20,450 ounces at an average price of US$1,665 ($1,650) per ounce for gold revenues of $33.7 million. Commercial gold revenues in the third quarter of 2012 were approximately 80% higher than in the same period in 2011 ($33.7 million in the third quarter of 2012 compared to $18.8 million in same period in 2011) reflecting an increase of approximately 85% in the number of commercial ounces sold partially offset by slightly lower average realized price.

OPERATIONS REVIEW

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Operating results
Tonnes milled	193,999	173,877	537,723	485,236
Grade (grams/tonne)	3.5	3.5	3.7	3.9
Mill recoveries	97.1%	96.6%	96.4%	96.3%

Gold processed (ounces)	20,939	18,833	62,047	58,776

Gold poured (ounces)	20,665	16,693	61,143	60,014

Gold sales (ounces)	20,450	16,570	63,839	69,512

Commercial gold production (ounces)	20,939	11,909	62,047	32,486
Per ounce data - US$
Realized gold price	$1,665	$1,726	$1,649	$1,501
Cash cost of sales, before royalties	$985	$884	$970	$845

Gold processed (recovered) during the third quarter of 2012 totaled 20,939 ounces, 11% higher than the same quarter in 2011 but lower than the 24,426 ounces reported in the second quarter of 2012. The reduction from the previous quarter largely reflected a lower average grade in the third quarter mainly due to more mining in lower-grade areas of the Timmins West Mine reserve and the Bell Creek Mine resource.

Gold processed during the nine months ending September 30, 2012 totaled 62,047 ounces, slightly higher than the 58,776 ounces processed during same period in 2011. The increase in year-to-date production in 2012 was due to higher throughput levels, which offset the lower average grade compared to same period in 2011.

Cash cost per tonne for the third quarter of 2012 of $105 decreased by $19 when compared to the second quarter of 2012, and increased by $11 when compared to the third quarter of 2011. The increase from the prior year’s third quarter reflected higher costs related to infill and delineation drilling and the impact on operating costs of Bell Creek being in commercial production during the third quarter of 2012 (only Timmins Deposit was in commercial production during the third quarter of 2011).

Cash cost per ounce sold during the third quarter of 2012 was US$985 before royalties (US$1,016 after royalties), higher than the US$916 reported in the second quarter of 2012 (US$949 after royalties) and the US$884 (no royalties) for the third quarter of 2011. The increase in the cash cost per ounce from the previous quarter of 2012 reflected the lower average grade realized in the third quarter, while the increase compared to the third quarter of 2011 is due to higher cash cost per tonne.

Cash cost per tonne for the first nine months of 2012 averaged $112, $16 higher than the $96 reported for the same period in 2011. Cash operating costs per ounce sold for the first nine months of 2012 were US$970 compared to US$845 for the same period in 2011.

Approximately 106,000 metres of definition and delineation underground drilling (includes 85,000 at the Timmins West Mine and the remaining at Bell Creek Mine) was completed during the nine months ended September 30, 2012 (approximately 32,000 metres during the third quarter of the year).

Mill Performance

The Company’s Mill processed a total of 193,999 tonnes during the third quarter of 2012 for a record average rate of 2,108 tonnes per day, in excess of the mill’s current operating capacity of 2,000 tonnes per day. The third quarter 2012 throughput level compared to average throughput of 2,013 tonnes per day during the second quarter of 2012 and 1,890 tonnes per day during the third quarter of 2011. Higher throughput levels compared to the same period in 2011 largely resulted from the availability of more feed from the Company’s mining operations, primarily Timmins West Mine, as well as the impact of greater mill availability, largely reflecting more effective maintenance scheduling and improvements to key parts of the milling circuit. Recoveries at the mill remained strong, reaching a new quarterly record of 97.1% during the third quarter of 2012.

For the nine months ended September 30, 2012 a total of 537,723 tonnes was processed for average throughput of 1,962 tonnes per day. Recoveries for the first nine months of 2012 averaged 96.4%.

On June 13, 2012, the Company announced that it was revising the timing for completion of the ongoing mill expansion to adopt a more staged approach to increasing milling capacity. As a result of the change, the mill is expected to be expanded to a capacity of 2,500 tonnes per day by late November 2012 with a capacity of 3,000 tonnes per day targeted for the second quarter of 2013. The Company currently estimates a total cost to complete the expansion of approximately $100 million compared to an original budget of $83 million. As of September 30, 2012, the Company had incurred $75.8 million of expenditures related to the mill expansion ($53.3 million in the first nine months of 2012).

Timmins West Mine

The Timmins West Mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits are in commercial production. In 2011, Timmins Deposit was in commercial production while Thunder Creek was considered an advanced exploration project.

Among the work completed at the Timmins West Mine in the nine months ended September 30, 2012 was sill development in the UM Zones below the 650 Level, ramping from the 370 Level at Thunder Creek down to the 395 Level, as well as ramping from the 730 Level at Thunder Creek to the 765 Level and up to the 695 Level, progressing towards the 660 Level. The development work completed in the year is expected to contribute to higher levels of production going forward as multiple mining horizons are being established at the Timmins Deposit between the 650 and 730 levels and between the 660 and 765 levels at the Thunder Creek Deposit.

A total of 16,054 ounces of gold was processed from the Timmins West Mine during the third quarter of 2012, which resulted from milling 146,958 tonnes at an average grade of 3.5 grams per tonne. Grades during the third quarter continued to reconcile well with the reserve estimate. The average grade for the quarter was lower than the previous quarter mainly due to the advancement of lower-grade areas of the Timmins West Mine, mainly at Thunder Creek, as a result of deferring stope production in certain high-grade areas in the UM Complex of Timmins Deposit, some not included in the current reserve, so that the Company could take additional time to increase drill density.

For the nine months ended September 30, 2012, 45,155 ounces of gold were processed from milling 396,457 tonnes at an average grade of 3.7 grams per tonne. In the nine months ended September 30, 2011, 40,983 ounces (355,083 tonnes at a grade of 3.7 grams per tonne) were processed from Timmins West Mine (of which 8,497 ounces resulted from processing 74,578 tonnes of pre-commercial production at a grade of 3.7 grams per tonne from Thunder Creek Deposit).

During the third quarter 2012, approximately 32,000 metres of infill and delineation drilling, were completed at Timmins West Mine (approximately 85,000 metres for the nine months ended September 30, 2012). A total of 17,000 metres of delineation and definition drilling was completed at the Timmins Deposit in the third quarter (47,000 metres years to date), with the remainder at Thunder Creek. At Timmins Deposit, drilling during the third quarter was focused on upgrading remaining inferred to indicated resources between the 650 and 800 metre levels and outlining the UM Zone between the 710 and 730 metre levels for mining, including drilling to 7.5 metre centres. In addition, drilling outside the current resource around the UM Complex at the 750 metre level intersected 7.5 grams per tonne over 21.0 metres, 7.3 grams per tonne over 17.1 metres and 10.3 grams per tonne over 39.5 metres, including 58.0 grams per tonne over 3.0 metres.

At the Thunder Creek Deposit drilling was focused on upgrading remnant inferred resources between the 600-800 metre levels and achieving 15 metre centers in the near-term mining blocks between the 695 and 765 metre sub-levels. In addition, drilling from a drift on the 765 Level of Thunder Creek intersected a new mineralized zone in the structural hangingwall Pyroxenite unit approximately 50 metres west of the existing resource, bifurcating off the Rusk horizon at approximately the 715 metre Level. The mineralization is narrow and relatively high grade, with intercepts including 15.8 grams per tonne over 5.8 metres, 10.5 grams per tonne over 3.4  metres and 6.8 grams per tonne over 5.7 metres, and apparently is structurally controlled and associated with sulfide enrichment.

Project spending at the Timmins West Mine, including ramp and level development expenditures and underground exploration drilling, totaled $56.4 million during the nine months ended September 30, 2012.  In addition to ongoing infill and delineation drilling, during the fourth quarter of 2012, work will also focus on exploration style drilling outside the existing resource model shapes. The primary targets are concentrated at the prolific 600 — 800 metre elevations along strike or parallel, adjacent to the existing Timmins and Thunder Creek deposit resource models.

In the nine months ended September 30, 2012 a total of 6,820 metres of underground capital development was completed at Timmins West Mine and encompassed the excavation of ramps, sublevels and raises. 60% of development metres were excavated at Thunder Creek and mainly related to ramp development above and below the 730 metre Level, the excavation of major infrastructure on levels for refuge stations, accesses to ventilation raises, escapeways and passes, and the raise development associated with establishing an escapeway, return air raise and a waste pass. At Timmins Deposit, capital development focused on ramping down to the 750 Level, excavating the ramp down to, and connecting with, the shaft bottom and establishing the main infrastructure on the 670 Level, 690 Level, 710 Level and 730 Level.

On April 4, 2012, the Company announced a new reserve estimate for the Timmins West Mine, which includes 823,848 ounces of gold (4,922,180 tonnes grading 5.21 grams per tonne), all in the probable reserve category. The reserves were estimated from the conversion of existing indicated resources totaling 1,122,500 ounces (5,826,000 tonnes grading 5.99 grams per tonne). Current inferred resources of 791,500 ounces (4,272,000 tonnes grading 5.76 grams per tonne) were not included in the reserve calculation.

Bell Creek Mine

The Bell Creek Mine is in commercial production as of January 1, 2012. During the nine months ended September 30, 2012, project spending at the Bell Creek Mine (including exploration expenditures at the Vogel and Schumacher properties) totaled $12.3 million, of which $1.5 million related to exploration.

During the third quarter of 2012, a total of 47,041 tonnes was milled at an average grade of 3.3 grams per tonne for 4,884 ounces of processed gold. During the third quarter of 2011, a total of 3,491 ounces was processed from 30,483 tonnes at an average grade of 3.7 grams per tonne.

During the nine months ended September 30, 2012, a total of 141,266 tonnes was milled at an average grade of 3.9 grams per tonne for 16,892 ounces of processed gold. During the same period in 2011, a total of 130,152 tonnes was milled at an average grade of 4.5 grams per tonne for 17,792 ounces of processed gold.

A total of approximately 21,000 metres of definition and delineation drilling was completed at the Bell Creek Mine during the nine months ended September 30, 2012, mainly focused on delineation drilling of the North A Deep Zone and parallel vein structures in the footwall and hangingwall (North A2, and north B Veins) from platforms on the 475 and 535 metre levels to a vertical depth of approximately 750 metres. The program, designed to achieve 20-25 metre centres is on track for completion early in the fourth quarter. Drilling to date has confirmed that the average width of the North A Deep Vein system increases below the 550 metre level as indicated in the resource model. The strike length and parallel veins in both the footwall and hangingwall wall of the North A Deep Zone have increased the width of mineralization. Included in underground drill results were high-grade intersections in the North A Deep Zone below the 600 metre level, which confirming the Zone’s mineralized structure and orientation (intercepts included: 7.4 grams per tonne over 5.8 metres; 7.3 grams per tonne over 6.0 metres; 10.6 grams per tonne over 4.5 metres; 3.1 grams per tonne over 11.5 metres and 6.9 grams per tonne over 9.2 metres).

The North A Deep ramp reached the 595 Level in the third quarter of 2012 with a total of 1,231 metres of development completed during the nine months ended September 30, 2012 resulting in a vertical advance of 95 metres. The 610 Level exploration drift was collared at the end of the third quarter with development continuing for the remainder of the year. The drift will allow for deeper diamond drilling targets, to about the 1,000 metre level. Development for the upper stope complexes continued in the North A Deep and North A East zones. Development and stope horizons extend from the 445 metre level to the 580 metre level. The 385 — 490 metre level escapeway was developed with timber installed and is now operational.

On March 30, 2012, the Company announced an updated resource estimate for the Bell Creek Mine which includes 646,431 ounces in the measured and indicated categories (4,249,451 tonnes at an average grade of 4.73 grams per tonne) and 953,845 ounces in the inferred category (6,088,506 tonnes grading 4.87 grams per tonne). The updated resource estimate reflects the conversion of approximately 425,000 ounces of inferred resources from the previous resource estimate, released in the December 2010, to the measured and indicated categories, and the addition of approximately 185,000 ounces of new resources to the inferred category. The totals also reflect the impact of depletion due to mining and other activities since the previous resource estimate. The base case resource was estimated assuming a long term gold price of US$1,200 per ounce of gold and a cut off grade of 2.20 grams per tonne.

The decision to place the Bell Creek Mine into commercial production was made on the basis of the knowledge gained and the Company’s experience during the advanced exploration phase, and not on the basis of a completed technical report demonstrating economic and technical viability.  The Company has not completed a feasibility or pre-feasibility study on the Bell Creek Mine and has not published a reserve estimate as of the date of this MD&A. Engineering work has been initiated, and continues, on evaluation of the full economic potential of the Bell Creek property under various mine development scenarios.  Results of the ongoing drilling program will be fed into this work as they come available over the course of the year.

EXPLORATION REVIEW

In addition to considerable underground infill and delineation drilling at Timmins West Mine and Bell Creek Mine, the Company also completed approximately 32,500 metres of surface exploration drilling during the first nine months of 2012 for total surface drilling expenditures of $7.6 million. Of these expenditures, $3.4 million was incurred at Fenn-Gib, $1.5 million at the Bell Creek Complex, 1.1 million at Highway 144, $0.9 million at Gold River Trend and the remainder at other projects.

Of the 32,500 metres of total surface drilling, 18,476 metres were drilled at the Fenn-Gib Project.  The drill program at Fenn-Gib was designed to expand and infill the existing mineralized structure with a goal of increasing total resources at the project from the current level of 1.30 million ounces of gold (40.8 million tonnes grading 0.99 grams per tonne) in the indicated category and 0.75 million ounces of gold (24.5 million tonnes grading 0.95 grams per tonne) in the inferred category. Based on surface drilling at Fenn-Gib, the Company announced in early May that it had extended mineralization by approximately 200 metres to the north, west and to depth with key intersections including 1.93 grams per tonne gold over 241.20 metres, 1.26 grams per tonne gold over 324.00 metres, 0.89 grams per tonne gold over 260.50 metres and 0.73 grams per tonne over 284.0 metres. At the same time, the Company announced that it identified three new exploration targets within 1.5 kilometres of the existing resource at Fenn-Gib, further highlighting the exploration potential of the project.

Of the remaining surface metres drilled in the nine months ended September 30, 2012, approximately 10,107 metres were at the Timmins West Complex, both along the TC-144 trend and at the Gold River project, with 3,237 metres drilled at Bell Creek. An additional 700 metres were drilled at the Casa Berardi project in order for the Company to earn a 50% interest on the property from Aurizon Mines Ltd.

During the first quarter of 2012, an updated resource estimate was released for Gold River Trend. The updated Gold River Trend resource was nearly triple the ounces from the previous estimate and double the grade. The updated Gold River Trend resource estimate includes 117,400 ounces gold (690,000 tonnes grading 5.29 grams per tonne) in the indicated category and 1,027,800 ounces gold (5,273,000 tonnes at an average grade of 6.06 grams per tonne) in the inferred category.

Included within the updated resource at Gold River Trend was a high-grade core of 986,000 tonnes at an average grade of 9.81 grams per tonne for 310,900 ounces situated between the 400 and 800 metre levels of the East Deposit. On June 7, 2012, the Company announced that more recent drilling had extended the mineralization in the high-grade core by 120 metres to the west and 125 metres to depth with intersections including 18.48 grams per tonne over 4.00 metres, 4.59 grams per tonne over 2.10 metres and 2.55 grams per tonne over 5.00 metres. The Company also announced that new interpretations of the area suggest the potential for additional mineralized trends to the north and south of Gold River Trend.

FINANCIAL REVIEW

The results of operations for the three and nine months ended September 30, 2012 and 2011 are shown below:

	Three months ended September 30,		Nine months ended September 30,
(in $’000, except the per share amounts)	2012	2011	2012	2011
Revenue	$33,734	$18,763	$99,036	$51,473
Cash cost of sales*	(20,584)	(9,703)	(59,636)	(28,454)
Cash earnings from operations*	$13,150	$9,060	$39,400	$23,019
Depreciation and depletion	(10,407)	(4,292)	(31,787)	(13,326)
Share based payments in production costs	(170)	(267)	(585)	(1,115)
Earnings from mine operations	$2,573	$4,501	$7,028	$8,578
Expenses
General and administrative	(2,064)	(2,830)	(6,968)	(9,413)
Exploration	(1,130)	(2,435)	(2,421)	(5,391)
Write down of investment in associate	(5,957)	—	(5,957)	—
Share based payments in expenses	(645)	(1,347)	(2,288)	(3,491)
	$(7,223)	$(2,111)	$(10,606)	$(9,717)
Other (loss) income, net	(3,777)	(1,917)	(3,123)	4,682
Share of loss of investments in associates	(576)	(1,114)	(2,343)	(324)
Loss before finance items and taxes	(11,576)	(5,142)	(16,072)	(5,359)
Finance (expense) income, net	7	554	47	491
Loss before taxes	$(11,569)	$(4,588)	$(16,025)	$(4,868)
Deferred tax (provision) recovery	798	(581)	319	(548)
Net loss	$(10,771)	$(5,169)	$(15,706)	$(5,416)
Net loss per share - basic and diluted	$(0.03)	$(0.01)	$(0.04)	$(0.01)

* Non-GAAP measure. See “Non-GAAP measures” on page 15 of this MD&A

Summary

Cash earnings from operations were $13.2 million and $39.4 million, respectively, in the three months and nine months ended September 30, 2012 compared to $9.1 million and $23.0 million, respectively, for the same periods in 2011, mainly reflecting higher commercial gold sales and realized prices in 2012.

Net loss for the three and nine months ended September 30, 2012 totalled $10.8 million and $15.7 million, respectively (or $0.03 and $0.04, respectively, per share). Net loss for the three and nine months ended September 30, 2011 totalled $5.2 million and $5.4 million, respectively (or $0.01 and $0.01, respectively, per share). Higher cash earnings from operations for the nine months ended September 30, 2012 compared to 2011 were offset by higher depletion and depreciation in 2012, and higher Other (loss) in 2012 compared to 2011 (refer below under “Other (Loss) Income and expense items” for more details).

Revenue

During the nine months ended September 30, 2012, the Company generated revenue of $99.0 million compared to $51.5 revenues in the same period in 2011. Higher commercial gold sales (59,802 ounces in the nine months ended September 30, 2012 compared to 34,467 ounces in same period in 2011) and a higher average realized gold price (US$1,649 per ounce in the nine months ended September 30, 2012 versus US$1,501 per ounce in same period in 2011) contributed to the increase in revenue compared to the same period a year earlier. In 2012, all the Company’s gold production is commercial compared to only Timmins Deposit being in commercial production in 2011. During the third quarter of 2012, the Company generated revenues of $33.7 million from the sale of 20,450 ounces at an average price of US$1,665 ($1,650) per ounce compared to $18.8 million from the sale of 11,054 ounces at an average price of US$1,726 ($1,696) per ounce in the third quarter of 2011.

Operating Costs

Cash operating costs in the nine months ending September 30, 2012, net of royalties of $1.6 million, totaled $58.0 million, which represented $112 per tonne or US$970 per ounce based on the level of commercial sales during the period. Cash operating costs in same period in 2011 totaled $28.5 million (no royalties), which equated to $96 per tonne or US$845 per ounce.

Cash operating costs in the third quarter of 2012, net of royalties of $0.6 million, totaled $20.0 million, which represented $105 per tonne or US$985 per ounce based on the level of commercial sales during the quarter. Cash operating costs in the third quarter of 2011 totaled $9.7 million (no royalties), which equated to $94 per tonne or US$884 per ounce.

Depreciation and depletion

Depreciation and depletion increased by $6.1 million and $18.5 million, respectively, in the third quarter and nine months of 2012 compared to same periods in 2011. The increases were due mainly to two additional deposits (Thunder Creek and Bell Creek Mine) being in commercial production in 2012 compared to only Timmins Deposit in 2011.

Share based payments in production costs

Share based payments included in production costs in the three and nine months ended September 30, 2012 decreased by $0.1 million and $0.5 million, respectively, due to the majority of options granted having vested in 2011 (less options vested in 2012).

Other (Loss) Income and Expense Items

General and administrative expenses for the three and nine months ended September 30, 2012, respectively, decreased by $0.8 million and $2.4 million, respectively, compared to the same periods in 2011; general and administrative expenses in the nine months ended September 30,

2011 were higher than usual due to the Company’s work on the AMEX listing, restructuring costs and other payroll related expenditures and corporate development activities.

Exploration expenses, which include green field exploration expenditures, in the three and nine months ended September 30, 2012 decreased by $1.3 million and $3.0 million, respectively, compared to the same periods in 2011 reflecting the Company focus on the operations and development activities.

During the third quarter of 2012 the Company wrote down its investment in Northern Superior Resources Inc. (“Northern Superior”) to its market value at September 30th recording a one-time write down of $6.0 million (none in the same period in 2011).

Other (loss) income, net, in the third quarter and first nine months of 2012 include a $5.1 million mark-to-market loss related to the embedded derivative (the “embedded derivative”) on the Company’s $35 million gold-linked note with Sprott. Other income, net, in the first nine months of 2011 included a one-time gain of $5.1 million related to the sale of a non-core property and a $3.4 million premium on the issuance of flow through shares in 2011.

Other factors contributing to changes in other (loss) income, net: increases in foreign exchange gains for the three and nine months ended September 30, 2012 of $1.3 million and $1.7 million, respectively, largely reflecting a $1.5 million foreign exchange gain on the mark to market of the embedded derivative on the third quarter of 2012; a net gain on UniCredit debt settlement of $0.6 million and $0.5 million, respectively, for the three and nine months ended September 30, 2012; Smaller mark-to-market losses were recorded for the three and nine months ended September 30, 2012 related to the Company’s warrant investments as compared to same periods in 2011 (a nominal amount and $0.3 million loss, respectively in 2012, compared to $0.9 million and $1.3 million, respectively, in 2011)

Share of (loss) income on investments in associates represents the Company’s proportionate share of the (losses) income relating to its equity investments (investments in Northern Superior, RT Minerals Corp. and Golden Share Mining Corporation) as well as dilution gain or losses for the periods.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Revenue	$33,734	$40,739	$24,563	$14,760
Earnings from mine operations	$2,573	$3,194	$1,261	$5,167
Finance income, net	$7	$16	$24	$119
Net loss	$(10,771)	$(1,982)	$(2,953)	$(5,462)
Net loss per share* - basic and diluted	$(0.03)	$0.00	$(0.01)	$(0.01)

Fiscal quarter ended	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Revenue	$18,763	$12,843	$19,867	$0
Earnings (loss) from mine operations	$4,501	$(1,960)	$6,037	$0
Finance income (expense), net	$553	$(138)	$75	$(2,716)
Net (loss) earnings	$(5,169)	$(2,479)	$2,233	$(3,271)
Net (loss) earnings per share* - basic and diluted	$(0.01)	$(0.01)	$0.01	$(0.01)

* Net (loss) earnings per share is calculated based on the weighted average number of shares outstanding for the quarter

The Company generated pre-production revenue prior to December 31, 2010 but had no mines in commercial production. Earnings from mine operations in the quarters of 2011 include commercial production on the Timmins Deposit of Timmins West Mine. Earnings from mine operations in the first half of 2012 include commercial production on Timmins West Mine (including Thunder Creek Deposit) and Bell Creek Mine.

The decrease in earnings from mine operations in the third quarter of 2012 compared to the second quarter of the year is mainly due to lower commercial revenues and ounces sold, partially offset by a higher average gold price realized.

The Company recorded a loss from mine operations of $2.0 million in the second quarter of 2011 compared to earnings from operations between $4.5 million and $6.0 million in the other quarters, with the loss in the second quarter mainly reflecting lower production levels and higher costs than in the other quarters. Loss in the second quarter was partially offset by a $5.1 million gain on sale of a non-core property to Golden Share.

The Company recorded net earnings of $2.2 million in the first quarter of 2011 as compared to net losses in the other quarters of the year. Net earnings in the first quarter were due to higher revenues from gold sales (higher production), lower cash costs, higher other income (mostly due to a gain on the mark to market of warrant investments) as compared to other quarters. In addition, during the first quarter the Company recorded a dilution gain on its investment in associates, while in the other quarters of the year the Company recorded a loss from its investment in associates (the Company’s share of loss on investment in associates).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is in commercial production at both of its mines effective January 1, 2012, while in 2011 only the Timmins Deposit of Timmins West Mine was in commercial production; proceeds from non-commercial production are recorded as pre-production revenues.

In the third quarter and first nine months of 2012, the Company generated revenues of $33.7 million and $99.0 million, respectively, compared to revenues of $18.8 million and $51.5 million, respectively, and pre-production revenue of $9.4 million and $50.9 million, respectively, in the same periods in 2011.

During the nine months ended September 30, 2012, the Company generated $25.6 million from operating activities compared to $15.1 million in the same period in 2011, reflecting higher commercial revenue generated in the nine months ended Septembeer 30, 2012 compared to 2011. Changes in non-cash working capital items, depletion and depreciation, other income and expense, share of loss of investments in associates, finance income, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Receivables and prepaids at September 30, 2012 of $7.0 million are $0.7 million higher than the amount at December 31, 2011. The increase is mainly due to sales tax receivable. Accounts payable and accrued liabilities of $37.1 million at September 30, 2012 are largerly comparable to the balance at December 31, 2011 ($34.4 million).

Net cash used in investing activities in the nine months ended September 30, 2012 totalled $124.3 million compared to $80.8 million in the same period in 2011. The increase is mainly due to higher pre-production revenues in 2011 (pre-production revenues are credited against cash additions in mining interests) compared to 2012 ($6.7 million in the nine months ended September 30, 2012 as compared to $50.9 million in the same period of 2011.

In September 2012, the Company issued convertible debentures for an aggregate principal amount of $103.5 million which bear annual interest at 6.25% payable semi-annually in arrears on March 31 and September 30 of each year, starting from March 31, 2013, and mature on September 30, 2017. The debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares of the Company for every $1,000 principal amount of the debentures, subject to adjustment in certain events. The Company used part of the debenture proceeds to pay in full the UniCredit revolving facility of US$50.0 million; the Company paid a 4% fee to the underwriters.

The debentures are redeemable in cash or in the Company’s shares starting from September 30, 2015 provided certain conditions are met (including a certain market price for the Company’s shares).

On June 14, 2012 the Company signed a credit agreement with Sprott Resource Lending Partnership (“Sprott”), as agent for a group of lenders (the “Sprott Lenders”), for a credit facility (the “Facility”) totaling up to $70.0 million, secured over the material assets of the Company. The Facility involves two components, a $35.0 million gold loan (the “Gold Loan”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35.0 million, maturing on January 1, 2015. The transaction closed on July 16, 2012, on which date the Company received the $35.0 million Gold Loan. As provided in the credit agreement, during the second quarter the Company issued 5.0 million common shares to Sprott Lenders and incurred transaction costs of $1.1 million.

The Gold Loan will be repaid through 29 monthly cash payments (starting on January 31, 2013 with the final payment on May 31, 2015) based on 947 ounces of gold each month multiplied by the Bloomberg closing price on the date of payment; the Gold Loan provides for minimum a 5% return to the Sprott Lenders.

The Standby Line will bear interest at 9.75%, compounded monthly, and matures on January 1, 2015.  The Standby Line will be made available from November 1, 2012 to March 31, 2013 through two drawdowns with a minimum amount for each drawdown of $10.0 million. A drawdown fee of 2% will be charged on the principal amounts drawn. The Company has the option of extending the drawdown period for an additional year from December 31, 2013, upon payment of 4% of the then outstanding principal of the Standby Line (the “rollover” fee). Both the drawdown and rollover fees can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

The Sprott Facility agreement includes certain covenants; at September 30, 2012, the Company is in compliance with the covenants.

On March 7, 2012 the Company closed a royalty and equity investment transaction with Franco-Nevada Corporation (“Franco-Nevada) resulting in total consideration to the Company of approximately $50 million. Franco-Nevada paid to the Company US$35.0 million for a 2.25% net smelter return royalty on the sale of minerals from the Company’s Timmins West Complex, and

$15.0 million to acquire 10,050,591 common shares of the Company on a private placement basis at a 5% premium to the 10-day volume average weighted price.

OUTSTANDING SHARE CAPITAL

As at November 6, 2012, there were 415,654,260 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
2,249,367	$0.00-$0.99
5,267,418	$1.00-$1.99
689,750	$2.00-$2.99
8,148,000	$3.00-$3.99
2,053,500	$4.00-$5.00
18,408,035

WARRANTS:

Date issued	Number of warrants	Exercise price	Expiry date

October 7, 2011	150,000	$3.00	October 6, 2013

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. Total cash costs per gold ounce are derived from amounts included in the Consolidated Statements of Comprehensive (Income) loss and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-base payment expenses and reclamation costs as well as royalty expense. The costs included in the calculation of total cash costs per ounce of gold are divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

The cash cost per ounce of gold is reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (loss) as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Production costs ($’000)	$20,754	$9,970	$60,221	$29,569
Less share based payments ($’000)	(170)	(267)	(585)	(1,115)
Less royalties	(633)	—	(1,630)	—
Cash operating costs, before royalties ($’000)	$19,951	$9,703	$58,006	$28,454
Commercial gold sales (ounces)	20,450	11,054	59,802	34,467
Cash costs per ounces of gold ($/ounce)	$976	$878	$970	$826
Cash costs per ounces of gold (US$/ounce)	$985	$884	$970	$845

Total cash cost per tonne

Total cash cost per tonne is calculated by dividing the cash cost of sales (as defined below) to gold ounces sold in a period, the later multiplied by the average grade processed and the recovery realized at the mill for that period.

Cash cost of sales

Total cash costs of sales are derived from amounts included in the Consolidated Statements of Comprehensive Income (loss) and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash cost of sales from revenues recognized in the period.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Timmins Deposit reached the operating levels intended by management on January 1, 2011; management determined that the

Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that for the Company the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican peso.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the nine months ended September 30, 2012.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of CGUs. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the estimated recoverable amount of the mining interests In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share based payments

Management assesses the fair value of stock options granted, preferred share units (“PSUs”) and deferred share units (“DSUs”) in accordance with the Company’s accounting policy. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2011.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. Based on this assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2011. There were no material changes in the internal controls over financial reporting during the nine months ended September 30, 2012, other than the Company implementing the necessary internal controls to reflect commercial production at its Bell Creek Mine and Thunder Creek Deposit of Timmins West Mine effective January 1, 2012.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2011, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective. There were no material changes in the design and operation of disclosure controls and procedures during the nine months ended September 30, 2012.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities;

employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs is to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every fourty drill core samples submitted. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Timmins West and Bell Creek mines utilizes three different core sizes including NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; and BQTK which has a core diameter of 40.7mm.  Most underground definition and delineation drilling is done with AQTK or BQTK and most underground exploration with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK and AQTK sized core being whole core sampled and selected BQTK from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for underground drill core has utilized four analytical laboratories.  All exploration drill core is analyzed at either ALS Canada Ltd.(2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay) and drill core from test holes and production oriented drilling at either Cattarello Assayers Inc. located at 475 Railway Street, Timmins or Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. All analysis for surface exploration drill core is conducted by ALS Canada Ltd. ALS Chemex is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms with requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579). Lake Shore Gold Corp’s Bell Creek mill laboratory and Cattarello Assayers Inc. are not ISO registered.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for surface diamond drilling projects at the Timmins West

Mine Complex,  Bell Creek Mine Complex; Fenn-Gib property and Casa Berardi optioned property are Jacques Samson, P.Geo., Bob Kusins, P.Geo, and Keith Green, P.Geo. Dean Crick, P.Geo. is the QP for underground drilling at the Timmins West Mine and Bell Creek Mine properties.  Reno Pressacco, P.Geo is the QP for the current resource estimate at the Marlhill Deposit. Ralph Koch, P.Geo is the QP for the current resource estimate at the Bell Creek property and portions of the Timmins West Mine. Bob Kusins, P.Geo. is the QP for resource estimation for portions of the Timmins West Mine and at all remaining Company properties. As QPs, Messrs. Samson, Green, Crick, Koch and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A.  Messrs., Samson, Green, Koch, Kusins and Crick are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2011, its Annual Information Form for the year ended December 31, 2011, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.